SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-25959

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

     For Period Ended: December 31, 2002

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

     For the Transition Period Ended: ____________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________

PART I
REGISTRATION INFORMATION

     Full name of registrant Private Business, Inc.

     Former name if applicable N/A

     Address of principal executive office (Street and number) 9020 Overlook Boulevard, 3rd Floor

     City, state and zip code Brentwood, Tennessee 37027

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Private Business Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 cannot be filed within the prescribed time period. The Registrant is currently in the process of obtaining a waiver letter and amendments to its credit facility as a result of an event of non-compliance with certain financial covenants contained in the credit agreement as of December 31, 2002 and expected future events of non-compliance. The Registrant expects to have these instruments executed in time to file its Form 10-K for the year ended December 31, 2002 within fifteen days following the due date of the Company’s Form 10-K.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification.

Gerard M. Hayden, Jr.	(615) 221-8400

(Name)	(Area Code) (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 2002, revenues totaled $54.5 million, compared with revenues of $55.8 million in 2001. Results for 2002 included $13.2 million in revenues from Towne Services, Inc. (“Towne”), which was acquired in August 2001. Results for 2001 included $6.9 million in revenues from Towne.

     Operating income for 2002 increased to $6.9 million, compared with $3.1 million in the previous year. Net income available to common shareholders improved to $2.9 million, or $0.20 per diluted share, compared with a net loss of ($270,000), or ($0.02) per diluted share, in the year ended December 31, 2001. The Company’s EBITDA (earnings before interest, taxes, depreciation and amortization) totaled $12.0 million in 2002.

     Results for the year ended December 31, 2001 included an after-tax charge of $2.5 million, or $0.23 per share, for the write down of the Company’s former headquarters building to its estimated fair market value, and merger-related expenses of approximately $183,000, net of taxes. Excluding these items, the Company would have reported pro forma net income of $2.4 million, or $0.22 per diluted share, for the year ended December 31, 2001. The Company completed the sale of its former headquarters in March 2002 and consolidated its operations into more cost-effective facilities in the first quarter of 2002.

Private Business, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2003

	By:	/s/ Gerard M. Hayden, Jr. Gerard M. Hayden, Jr. Chief Financial Officer

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